

October 23, 2014

Via E-mail
Jeffry N. Quinn
Chairman of the Board
Quinpario Acquisition Corp. 2
12935 N. Forty Drive, Suite 201
St. Louis, MO 63141

     Re: Quinpario Acquisition Corp. 2
              Registration Statement on Form S-1
              Filed September 26, 2014
              File No. 333-198988

Dear Mr. Quinn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

1. We note disclosure throughout the prospectus that your sponsor, officers, and directors have agreed to vote any shares of common stock in favor of an initial business combination and to waive rights to participate in any liquidation distribution. Please revise your disclosure to clarify whether these and any related commitments were part of written agreements, and if so, please file such agreements as exhibits to the registration statement.

Prospectus Summary
Management Operating and Investing Experience, pages 3-5

2. We note that you have included extensive disclosure regarding the experience of your management in the prospectus summary, all of which is included on page 68 of your business section and in the management section beginning on page 75. Your prospectus summary should be brief and should not duplicate the detailed information from the body

of your prospectus. Please substantially revise your prospectus summary to include only a brief overview of the key aspects of management's experience.

3. In revising the prospectus summary, please specifically remove all references to the transaction values where you reference Quinpario 1. This detailed transaction-specific financial information is better suited for disclosure outside of the prospectus summary.

4. On page 5, you disclose that members of management are not required to devote any significant amount of time to your business and are involved with other businesses. Please revise your disclosure to approximate the hours per week or percentage of time that your officers and directors plan to devote to your company. Please revise the risk factor on page 28 to include this information as well.

"We may not obtain a fairness opinion with respect to the target business…," page 37

5. We note that your risk factor discloses that if the company agrees to combine with a company affiliated with its management, an opinion regarding the fairness of the combination is required from an unaffiliated, independent investment banking firm. Please incorporate this information under a separate risk factor with a title specifically highlighting that the Company may acquire a business target from a company affiliated with management. Please also disclose that that officers, directors, or entities affiliated with them can purchase a minority interest in the acquisition target and cause potential conflicts of interest.

Capitalization, page 52

6. Please tell us why it is appropriate to reflect your shares of common stock in the mezzanine in your "as adjusted" presentation at an amount that results in just over $5 million in total stockholders' equity. Reference for us the authoritative literature you rely upon to support your position. In your response, please clarify why it is appropriate to reflect any amount in the mezzanine given that you control whether to pursue any potential business combination. Also in your response, please tell us why you do not reflect the redemption value of all publicly issued shares in the mezzanine as they are all redeemable if you do not complete a business combination within 24 months.

Conflicts of Interest, pages 81-82

7. Please tell us whether the table on page 82 includes all the companies with which each of your officers and directors could have a conflict of interest involving the presentation of business opportunities. Please additionally confirm whether Japan Acquisition Corporation represents the only potential conflict with regard to your sponsor.

<u>General</u>

8. Please file all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

9. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director